UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.    20549

Application of Northeast
Utilities Service Company,
The Connecticut Light and
Power Company, Public
Service Company of New             CERTIFICATE PURSUANT TO RULE 24
Hampshire, Holyoke Water                     UNDER THE
Power Company and                  PUBLIC UTILITY HOLDING COMPANY
Western Massachusetts                        ACT OF 1935
Electric Company
on Form U-1 (File No. 70-8641)

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR No. 26359, August 18, 1995, File No. 70-8641) ("Order").

     For the period of August 18, 1995 (initial authorization date) through September 30, 1995, there were no electric power brokering, marketing or other expenses or activities required to be reported pursuant to the Order.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



/s/John W. Noyes
Vice President and Controller
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT 06141-0270
November 28, 1995